----------------------------
                                                          OMB APPROVAL
                                                          ------------
                                                     OMB Number: 3235-0167
                                                     Expires: October 31, 2004
                                                     Estimated average burden
                                                     hours per response... 1.50
                                                    ----------------------------

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                         Commission File Number 1-3753
                                                                ------

                         United Park City Mines Company
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                      P.O. Box 1450, Park City, Utah 84060
                                 (435) 649-8011
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this form)

                                      None
--------------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     [X]              Rule 12h-3(b)(1)(i)     [X]
            Rule 12g-4(a)(1)(ii)    [ ]              Rule 12h-3(b)(1)(ii)    [ ]
            Rule 12g-4(a)(2)(i)     [ ]              Rule 12h-3(b)(2)(i)     [ ]
            Rule 12g-4(a)(2)(ii)    [ ]              Rule 12h-3(b)(2)(ii)    [ ]
                                                     Rule 15d-6              [ ]

      Approximate number of holders of record as of the certification or notice date: One. The Registrant became a wholly owned subsidiary of Capital Growth Partners LLC as a result of the merger of CGP Acquisition, Inc., a wholly-owned subsidiary of Capital Growth Partners LLC, with and into the Registrant, with the Registrant being the surviving corporation.

      Pursuant to the requirements of the Securities Exchange Act of 1934, United Park City Mines Company has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 21, 2003                           By: /s/ Jeff Levine
                                                  ------------------------------
                                                  Name:  Jeff Levine
                                                  Title: Secretary and Treasurer